

21001588

UNITED STATES
CURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC
Mail Processing
S ANNUAL AUDITED REPORT
FEB 2 2 2021 FORM X-17A-5
PART III
Washington DC
413   FACING PAGE

SEC FILE NUMBER
8-66721

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___**1/1/2020**___ AND ENDING ___**12/31/2020**___
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Cronus Partners, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

847 Sasco Hill Road
                              (No. and Street)

Fairfield	**CT**	**06824**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey S Rubin   **(203) 774-9640**
                                                        (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Ohab & Company, P.A.
                    (Name - if individual, state last, first, middle name)

100 E Sybelia Avenue, Suite 130	**Maitland**	**FL**	**32751**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be*
supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).

OATH OR AFFIRMATION

I, _____Jeffrey S Rubin_____ , swear (or affirm) that, to the best of
my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of
_____Cronus Partners, LLC_____ , as
of _____December 31, 2020_____ , are true and correct. I further swear (or affirm)
that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____
Managing Partner
Title

_____
Notary Public

This report** contains (check all applicable boxes):

- [✓] (a) Facing page.
- [✓] (b) Statement of Financial Condition.
- [✓] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [✓] (d) Statement of Changes in Financial Condition
- [✓] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [✓] (g) Computation of Net Capital
- [✓] (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- [✓] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [✓] (n) Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member's
of Cronus Partners LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Cronus Partners LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Cronus Partners LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Cronus Partners LLC's management. Our responsibility is to express an opinion on Cronus Partners LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Cronus Partners LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Ohab and Company, PA

We have served as Cronus Partners LLC's auditor since 2015.

Maitland, Florida

February 6, 2021

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2020

ASSETS

Cash	$	47,641
Accounts receivable		15,000
Prepaid expenses and other		10,014
Fixed assets		7,062
TOTAL ASSETS	$	79,717

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES		
Accounts payable and accrued expenses	$	10,223
Note payable		89,957
TOTAL LIABILITIES		100,180
MEMBER'S EQUITY		(20,463)
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	79,717

The accompanying footnotes are an integral part of this financial statement.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cronus Partners LLC (f/k/a Marcum Cronus Partners LLC) (the "Company") was organized in the State of Delaware on June 23, 2004. The Company is registered as a broker-dealer with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company began operations as a registered broker-dealer on April 22, 2005. The Company is wholly owned by Sasco Hill Partners LLC. (the "Parent"). Effective on June 6, 2014, the Company changed its name from Marcum Cronus Partners LLC.

The Company engages in advising and facilitating merger and acquisition transactions including private placements, recapitalizations, and other strategic maneuvers.

Fixed assets are carried at cost and depreciated on a straight-line basis over their estimated useful lives. The depreciation expense recorded in 2020 was $3,411.

Revenues from contracts with customers includes fees from investment banking. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company provides advisory services and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances, significant judgement is needed to determine the timing and measure of progress appropriate for revenue recognition under a specific contract. Retainers and other fees received from customers prior to recognizing revenue are reflected as contract liabilities. At December 31, 2020, all amounts were immaterial.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2020

NOTE 1.   ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities and related revenue and expenses. Actual results could vary from the estimates that were assumed in preparing the financial statements.

The Company considers cash on deposit and money market accounts with a maturity date of 3 months or less to be cash and cash equivalents. At times, cash balances held at financial institutions may be in excess of balances insured by FDIC.

The Company uses the allowance method to account for uncollectible advisory fees and client expenses receivable. These accounts are presented net of the allowance on the statement of financial condition

NOTE 2.   INCOME TAXES

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the member is individually liable for the taxes on the Company's income or loss, however the Company made a discretionary payment $24,850 of state taxes on behalf of the member during the year ended December 31, 2020.

The Company complies with Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 740, Income Taxes which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on the enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce the deferred income tax assets to the amount expected to be realized.

NOTE 3.   NET CAPITAL REQUIREMENTS

The company is subject to the SEC uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital $37,418, which was $32,418 in excess of its required minimum net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .27 to 1.

NOTE 4.   401(k) PROFIT SHARING PLAN

The Company maintains a 401(k) profit sharing plan providing for Company and employee contributions. Employees are eligible to make elective deferrals upon reaching age 21 and completing one (1) year of service. The employee's contribution is limited to the maximum employee deductible contribution for a defined contribution plan. This plan also allows catch-up contributions, participant loans, hardship distributions, matching contributions by the Company and rollovers from existing qualified retirement plans all of which are subject to limitations, eligibility and other conditions. Matching contributions are solely made at the discretion of the Company. For the year ended December 31, 2020, the Company did not make any contributions to the plan.

NOTE 5.   FIXED ASSETS

Details of fixed assets at December 31, 2020, are as follows:

Computer equipment	$ 1,784
Website Development	25,456
Total fixed assets at cost	$ 27,240
Less: accumulated depreciation	20,179
Net fixed assets	$ 7,061

NOTE 6.   COMMITMENTS AND CONTINGENT LIABILITIES

Beginning on December 15, 2016, the Company entered into a one-year lease for office space for $3,400 per month. The lease was not renewed in 2019 and the Company was a tenant-at-will until it vacated the office space in September of 2020.

Rent expense was $22,400 for the year ended December 31, 2020.

The Company had no underwriting commitments, no contingent liabilities and had not been named as defendant in any lawsuit at December 31, 2020 or during the year then ended.

NOTE 7. NOTE PAYABLE

On May 7, 2020, the Company was granted a loan in the amount of $89,957, pursuant to the Paycheck Protection Program "PPP". The PPP, established as part of the Coronavirus Aid Relief and Economic Security Act (CARES Act) provides for loans to qualifying businesses for amount up to 2.5 times the average monthly payroll expenses of qualifying businesses. The loans and accrued interest are forgivable after twenty-four weeks as long as the borrower uses the loan proceeds for eligible purposes, including payroll, employee benefits, rent and utilities and maintains its payroll levels. The amount of loan forgiveness will be reduced if the borrower terminates employees or reduces salaries during the twenty-four week period.

The unforgiven portion of the PPP loan is payable over two years at an interest rate of 1%, with a deferral of payments until the date on which the amount of forgiveness is remitted to the lender. The Company believes that it used the proceeds for purposes consistent with the PPP and expects the entire amount to be forgiven.

NOTE 8. RULE 15c3-3

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 of SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not and will not hold customer funds or securities.

The Company's business activities are, and will remain, limited to business activities in the private placement of securities, merger and acquisition advisory services, marketing and wholesaling mutual funds and exchange traded funds, financial and marketing consulting services, referrals and primary distribution of tax shelters or limited partnerships.

NOTE 10. CONCENTRATION OF REVENUE

During the year, five customers accounted for 34%, 14%, 13%, 13% and 11% of advisory fees and services.

NOTE 11. SUBSEQUENT EVENTS

Subsequent events have been evaluated thru the date the financial statements were available to be issued, and no events have been identified which require disclosure.

CRONUS PARTNERS LLC

A WHOLLY OWNED SUBSIDIARY OF SASCO HILL PARTNERS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

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